LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE

LIMITED LIABILITY PARTNERSHIP

ALAMEDA SANTOS, 1940 – 3° ANDAR
01418-200 SÃO PAULO – SP
BRAZIL

TELEPHONE: (55-11) 3147-5600
FACSIMILE: (55-11) 3147-5611

E-MAIL: mlawson@whitecase.com

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

July 7, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents that Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since March 16, 2004 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping an additional copy of this letter and returning it to our messenger.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Miguel Lawson

Miguel Lawson

LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

ALAMEDA SANTOS, 1940 – 3° ANDAR
01418-200 SÃO PAULO – SP
BRAZIL

TELEPHONE: (55-11) 3147-5600
FACSIMILE: (55-11) 3147-5611

E-MAIL: mlawson@whitecase.com

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

July 7, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents that Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since March 16, 2004 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping an additional copy of this letter and returning it to our messenger.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Miguel Lawson

Schedule I

1. Relevant Information, dated March 16, 2004 (English translation)
2. Relevant Information, dated March 29, 2004 (English translation)
3. Relevant Information, dated April 14, 2004 (English translation)
4. Minutes of the Ordinary Shareholders Meeting, dated April 30, 2004 (English translation)
5. Annual Report, dated March 29, 2004 (English translation)

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Publicity Traded Corporation
Corporate Taxpayers' No. (CNPJ) 19.527.639/0001-58

Relevant Information

Companhia Força e Luz Cataguazes-Leopoldina (the "Company") hereby gives notice that on this date the18th Rio de Janeiro Civil Court has **unanimously** ruled that the following special appeals are legally justified:

- Interlocutory Appeal 2003.002.22451 lodged by the Company against Fondelec Essential Services Growth Fund L.P. and The Latin America Energy & Electricity Fund I, L.P.

- Interlocutory Appeal 2004.002.01238 lodged by the Company's direct holding company, Gipar S.A. against Fondelec Essential Services Growth Fund L.P. and The Latin America Energy & Electricity Fund I, LP

- Interlocutory Appeal 2004.002.01240 lodged by the Company against Fondelec Essential Services Growth Fund L.P. and The Latin America Energy & Electricity Fund I, L.P.

As a result of these rulings, the effectiveness of the resolutions adopted at the Extraordinary Shareholders' Meeting held by the Company on December 09, 2003 has been **fully** re-established.

These rulings represent prevailing of the Truth and Justice.

Cataguases, March 16, 2004.

Mauricio Perez Botelho
Investor Relations Director

Companhia Força e Luz Cataguazes Leopoldina
Publicity Traded Corporation
Corporate Taxpayers No (CNPJ) 19.527.639/0001-58

Relevant Information

We hereby give notice that at a meeting held on this date, and in due accordance with art. 13 of the Company bylaws and art. 204 and paragraphs 1 and 2 thereto of Law 6.404/76, the Board of Directors of this Company authorized the payment of interim dividends to the amount of R$16,722,604.34 (sixteen million, seven hundred and twenty-two thousand, six hundred and four reals and thirty-four cents), to be debited from the financial results for the financial year and the accrued profits presented by the balance sheet for the financial year ended December 31, 2003, corresponding to R$0.2092 per thousand Class "A" preferred shares and R$ 0.1255 per thousand Class "B" preferred shares, based on the share standings as on March 29, 2004, which shall be attributed to the value of the priority dividends of the preferred shares concerning the 2003 financial year.

It was also decided that the payment of said dividends shall begin forthwith, following the lifting of the temporary suspension placed on the payments, as decreed the by Presiding Judge of the Rio de Janeiro State Capital Court on March 28th, 2004 and the Substitute of the Presiding Federal Judge of the 22nd Federal Court on March 28th, 2004, thereby authorizing the Executive Committee to take the necessary measures to effect the payment under these terms.

Rio de Janeiro, March 29th, 2004

Mauricio Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
- PUBLICLY HELD CORPORATION -
CORPORATE TAXPAYER No. (CNPJ/MF): 19.527.639/0001-58
COMPANY REG. No. (NIRE): 31300040992

CALL NOTICE
ANNUAL GENERAL SHAREHOLDERS' MEETING

The shareholders of **COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA** ("Company") are hereby summoned to gather on April 30th, 2004, at 10:00, at the Company's headquartes, located Praça Rui Barbosa 80, City of Càtaguases, State of Minas Gerais, in the Annual General Shareholders' Meeting, to resolve about the following agenda:

(a) To examine the accounts from the management, to analyze, discuss and vote the financial statements for the fiscal year that ended on December 31st, 2003;

(b) To determine the allocation of the results from the 2003 fiscal year;

(c) To elect the members of the Company's Board of Directors, and

(d) To fix the overall annual remuneration of the Company's management.

General Information:

- Pursuant to CVM (Brazilian Securities Commission) Instruction 65/91, amended by CVM Instruction 282/98, a 5% (five percent) minimum stake in the voting stock is required in order to request the adoption of the multiple vote process.

- The proxies granting special powers for purposes of shareholders' representation at the meeting referred to herein shall be deposited at the Company's headquarters with at least forty-eight (48) hours before the holding of the meeting.

- The participant shareholders of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA that wish to participate in this meeting shall deliver statement containing its corresponding equity interest, issued by the competent depositary institution at least forty-eight (48) hours before the holding of the meeting.

Cataguases, April 14, 2004.

Ivan Müller Botelho
Chairman of the Board of Directors

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
- PUBLICITY TRADED CORPORATION -

Corporate Taxpayer no. (CNPJ/MF): 19.527.639/0001-58
Company Reg. No. (NIRE): 31.3.000.409-92

Minutes of the Ordinary Shareholders Meeting of the Companhia Força e Luz Cataguazes-Leopoldina ("Company"), held on April 30, 2004, written up in summarized form: 1. Date, time and place: On April 30, 2004 at 10:00 pm (ten pm) at the Company's head offices located at Praça Rui Barbosa 80, Cataguases, Minas Gerais state. 2. Notice: Notice of Meeting published in the "Official Gazette of the State of Minas Gerais, on: 15, 16 and 17 of April, 2004, on pages 46, 45 and 77 respectively, and in the Gazeta Mercantil newspaper – National Edition, on April 15, 16 and 19 on pages A-14, A-8 and A-10 respectively. 3. Attendance: Shareholders holding over 99.40% of the voting share capital and shareholders holding over 70.63% of the preferred shares of the Company, as testified by the signatures in the "Shareholders Attendance Book". The following individuals were also in attendance, the Company's Administrative, Financial and Investor Relations Officer, Mr. Maurício Perez Botelho, the representative of independent auditors Deloitte Touche Tohmatsu, Mrs. Iara Pasian, CRC (Regional Accounting Board) no. 1 SP 121517-3/S-MG and Mr. Antonio Carlos Brandão de Sousa, CRC no. 065976/0-4, and Audit Directors Mr. Renato Anet, Wilson de Barros and Mr. Marcelo Antônio Gonçalves Souza, in accordance with the law. 4. Board: Chairman, Mr. Paulo Cezar Aragão and Secretary, Mr. Evandro Ramos Lourenço. 5. Resolutions: The following resolutions were adopted by shareholders in attendance at the Meeting holding over 99.40% of the Company's voting share capital, with those individuals legally impeded from attending the Meeting being absent: 5.1 To authorize the writing up of a summarized version of the minutes from this Ordinary Shareholders' Meeting, in addition to the publication thereof without the signatures of the shareholders in attendance, in accordance with art. 130 and paragraphs thereof of Law 6.404/76, 5.2 To approve, after the due examination and discussion, the annual report and Administration accounts, as well as the financial statements concerning the financial year ended December 31, 2003, with compliance by the Company with the legal and administrative rulings in force, with only the investment figures being corrected for inflation, as stated in the capital budget approved by the Company's Board of Directors, accompanied by the reports issued by the Audit Committee and the independent auditors, which were published in the Official Gazette of the State of Minas Gerais on April 1, 2004 and in the Gazeta Mercantil newspaper - National Edition, on March 31, 2004, with the notices addressed by art. 133 of Law 6.404/76 having been published in the Official Gazette of the State of Maine Gerais on: March 31, 2004, April 1 and April 2, 2004, and in the Gazeta Mercantil newspaper - National Edition, on: March 30, 2004, March 31, 2004 and April 1, 2004. The following shareholders voted against the resolution: Joaquim Tavares de Paiva Muniz and The Latin America Energy

and Electricity Fund I, L.P. (Docs. 13 and 22); Bernardo Leal Costa, Isabel Lobato Borges Leal and Helena Cecília Leal Costa (Doc. 14); Victor Adler, Carlos Eduardo Ferreira Correa, Pedro Paulo de Souza, Rosane Moraes Coutinho de Oliveira and Antonia Cliucy Pires Chaves (Docs. 15 and 21); and Alliant Energy Holdings do Brasil Ltda. (Doc. 12), in addition to submitting a protest (Doc. 16) regarding the failure to acknowledge the disapproval of the Company's financial statements. 5.3 To elect the following individuals to the position of board member of the Company's Board of Directors, for a term of 3 (three) years: (i) Ivan Müller Botelho, Brazilian, married, engineer, ID number 34.150 issued by the Aeronautical Ministry, Taxpayers Number (CPF/MF) 002.991.386-15, resident and domiciled in the city and state of Rio de Janeiro, with offices located at Av. Presidente Vargas, n.° 463 - 4° andar, Centro, (ii) Ricardo Perez Botelho, Brazilian, single, engineer, ID number 04.076.607-3 issued by IFP/RJ, Taxpayers Number (CPF/MF) 738.738.027-91, resident and domiciled in the city and state of Rio de Janeiro, with offices located at Av. Presidente Vargas, n.° 463 - 4° andar, Centro. (iii) Omar Carneiro da Cunha Sobrinho, Brazilian, married, economist, ID number 1.973.718 issued by the IFP, Taxpayers Number (CPF/MF) 832.328.697-34, resident and domiciled in the city and state of Rio de Janeiro, with offices located at Rua Voluntários da Pátria, n.° 89, sala 604, Botafogo, (iv) Marcílio Marques Moreira, Brazilian, married, attorney, ID number 1003360 issued by the IFP, Taxpayers Number (CPF/MF) 006.953.867-00, resident and domiciled in the city and state of Rio de Janeiro, with offices located at Rua da Candelária, n.° 9 - 12° andar, Centro, (v) Carlos Eduardo Trois de Miranda, Brazilian, married, engineer, ID number 40.997 issued by the CREA, Taxpayers Number (CPF/MF) 263.456.680-87, resident and domiciled in the city of Porto Alegre, in the state of Rio Grande do Sul, with offices located at Praia de Botafogo, n.° 440 - 23° andar (parte), Botafogo, (vi) Felicia Leigh Bellows, North American, married, company administrator, U.S. passport number 026763370, Taxpayers Number (CPF/MF) 054.175.147-64, resident and domiciled in the city and state of Rio de Janeiro, with offices located at Praia de Botafogo, n.° 440 - 23° andar (parte), Botafogo, and (vii) Thomas Gregg Cauchois, North American, married, economist, U.S. passport number 140856032, resident at 18 Brookside Park, Greenwich CT 06853 – USA, and the following individuals as deputies thereof: (ii) Maurício Perez Botelho, Brazilian, married, engineer, ID number 04066824-6 issued by IFP/RJ, Taxpayers Number (CPF/MF) 738.738.107-00, resident and domiciled in the city and state of Rio de Janeiro, with offices located at Av. Presidente Vargas, n.° 463 - 4° andar, Centro, (b) André La Saigne de Botton, Brazilian, married, administrator, ID number 01184562-5 issued by IFP/RJ, Taxpayers Number (CPF/MF) 002.843.357-20, resident at Rua do Passeio, n.° 70, conjunto 401, in the city and state of Rio de Janeiro, (c) Manoel Otoni Neiva, Brazilian, married, engineer, ID number 1.312.283 issued by SSP/MG, Taxpayers Number (CPF/MF) 008.275.926-04, resident and domiciled in the city of Cataguases, in Minas Gerais state with offices located at Praça Rui Barbosa, 80, (d) Marcio João de Andrade Fortes, Brazilian, divorced, engineer, ID number 1717796

issued by IFP/RJ, Taxpayers Number (CPF/MF) 024.616.687-87, resident and domiciled at Rua Barão da Torre, 274, ap. 1.201, in the city and state of Rio de Janeiro, where they deputies listed above in items (a) and (d) shall stand in for the members of the Board of Directors listed in items (i) to (iv) above; (e) Marcelo Antônio Gonçalves Souza, Brazilian, married, economist, ID number MG – 7.889.197, Taxpayers Number (CPF/MF) 745.346.106-53, resident at Rua Timóteo da Costa, nº 1.100, Bloco 1, apto. 501, Leblon, in the city and state of Rio de Janeiro, who shall stand in for the members of the Board Of Directors stated in the items (v) and (vi) above, and (f) Edmundo Picucci, Brazilian, married, engineer, ID number 6879350 issued by the SSP/SP, Taxpayers Number (CPF/MF) 693.117.068-68, resident and domiciled in Barueri, São Paulo, with offices located at Praia de Botafogo, n.º 440 - 23º andar (parte), Botafogo, in the city and state of Rio de Janeiro, who shall stand in for the member of the Board of Directors indicated in item (vii). In accordance with the provisions of the Shareholders' Agreement, the board ruled that the multiple vote request submitted by Fondelec Essential Services Growth Fund L.P. and The Latin America Energy and Electricity Fund I, L.P. was inappropriate. The following shareholders voted against the indicated set of board members and deputies which prevailed: Joaquim Tavares de Paiva Muniz and The Latin America Energy and Electricity Fund I, L.P. (Doc. 13); Bernardo Leal Costa, Isabel Lobato Borges Leal and Helena Cecília Leal Costa (Doc. 14); Victor Adler, Carlos Eduardo Ferreira Correa, Pedro Paulo de Souza, Rosane Moraes Coutinho de Oliveira and Antonia Cliucy Pires Chaves (Doc. 15); and Alliant Energy Holdings do Brasil Ltda. (Doc. 17), which presented a different set. Alliant Energy Holdings do Brasil Ltda submitted a protest (Doc. 18) regarding the failure to acknowledge the nomination of individuals for election to the Company's Board Of Directors proposed by it, with, however, the same shareholder Alliant having nominated Mr. Marcelo Antônio Gonçalves Souza to compose the set appointed by majority of shareholders in attendance. 5.4 To fix the overall amount of the annual remuneration of the Company's administrators for the 2004 financial year in accordance with the amount approved at the Ordinary Shareholders Meeting held in 2003, to be corrected for inflation by the General Market Prices Index (IGP-M), as published by the Getúlio Vargas Foundation, which shall be distributed by the Board Of Directors in accordance with Article 10, sole paragraph, of the Company's Bylaws, The following shareholders voted against the resolution: The Latin America Energy and Electricity Fund I, L.P. Joaquim de Paiva Muniz; and Alliant Energy Holdings do Brasil Ltda. (Doc. 19), in addition to submitting a protest (Doc. 20) against the decision not to reduce the administrators' remuneration. 5.5 To convene the Company's Audit Committee for the current 2004 financial year, and appoint the following individuals as sitting members on the Audit Committee, who shall remain in office until the ordinary shareholders meeting that shall address the financial statements for the financial year ending December 31, 2004: (i) Paulo Sergio Ferreira, Brazilian, married, economist, ID number 1699053 issued by the SSP/SP, Taxpayers Number (CPF/MF) 462.866.679/20, resident and domiciled at Rua Nicolau

Maeder, n.º 191, apto. 141 in the city of Curitiba, Parana state, and respective deputy Ary Domingos Barbosa, Brazilian, married, economist, ID number 372.8391-8 issued by the IFP/RJ, Taxpayers Number (CPF/MF) 544.416.417/53, resident and domiciled at Av. Pref. Dulcidio Cardoso, n.º 1640, apto. 801, bloco 1, in the city and state of Rio de Janeiro, nominated and elected, by separate vote, by shareholders holding preferred shares representing 3.06% of the share capital, (ii) Jorge Michel Lepeltier, Brazilian, divorced, economist, ID number 3.919.557 issued by the SSP/SP, Taxpayers Number (CPF/MF) 070.190.688-04, which commercial offices at Rua Purpurina, n.º 155, conjunto 55, in the city and state of Sao Paulo, and respective deputy Flavio Stamm, Brazilian, married, company administrator, ID number 12,317,859 issued by the SSP/SP, Taxpayers Number (CPF/MF) 016.768.277-65, which commercial offices at Rua Purpurina, n.º 155, conjunto 55, in the city and state of Sao Paulo, as nominated by Alliant Energy Holdings Do Brasil Ltda. in their separate vote (Doc. 23), (iii) Renato Anet, Brazilian, married, attorney, OAB/RJ number 45.633, ID number 04.769.835-2 issued by the IFP/RJ, Taxpayers Number (CPF/MF) 606.433.747-87, resident at Av. Almirante Barroso, n.º 63, grupo 2609, Centro, in the city and state of Rio de Janeiro, and respective deputy, Wilson Duarte de Carvalho, Brazilian, married, attorney, OAB/RJ number 122.677, Taxpayers Number (CPF/MF) 070.828.957-63, resident at Av. Sernambetiba, n.º 3.300, Bl. 04, apto. 2309, Barra da Tijuca, in the city and state of Rio de Janeiro, (iv) Severino José da Silva, Brazilian, married, attorney, ID number 3.083.987, issued by SSP/SP, Taxpayers Number (CPF/MF) 077.654.958-87, resident at Av. Rio Branco, n.º 116, 9º andar, Centro, in the city and state of Rio de Janeiro, and respective deputy, Gerson Stocco de Siqueira, Brazilian, married, attorney, ID number 05386139-9, issued by IFP/RJ, Taxpayers Number (CPF/MF) 643.850.867-53, resident at Av. Rio Branco, n.º 116, 9º andar, Centro, in the city and state of Rio de Janeiro, and (v) Wilson de Barros, Brazilian, single, attorney, ID number 18.800 – OAB/RJ, Taxpayers Number (CPF/MF) 010.216.307-30, resident at Rua Belisário Távora, nº 80/501, Laranjeiras, in the city and state of Rio de Janeiro, and respective deputy, Natal Julio De Luca, Brazilian, married, ID number 2.564.065, issued by IFP/RJ, Taxpayers Number (CPF/MF) 218.219.847-49, resident and domiciled at Rua Coronel Jucá, 1.000/1.501, Aldeota, in the city of Fortaleza, in the state of Ceará, with the sitting members and respective deputies set out in sub-items (ii), (iii), (iv) and (v) above being elected by shareholders holding ordinary shares. 5.6 To fix the sum of the monthly remuneration of the members of the Company's Audit Committee at 10% of the average monthly remuneration of the members if the Company's Executive Committee, 6. Declarations: 6.1 The shareholder Alliant Energy Holdings do Brasil Ltda., requested permission to tape record the Meeting, which was granted by the Chairman of the Meeting, 6.2 The shareholders Alliant Energy Holdings do Brasil Ltda., Victor Adler, Carlos Eduardo Ferreira Correa, Pedro Paulo de Souza, Rosane Moraes Coutinho de Oliveira, Antonia Cliucy Pires Chaves and The Latin America Energy and Electricity Fund I, L.P., submitted voting declarations (Docs. 01, 05 and 08) with regard to the

request to acquire a vote at this Meeting, which were turned down by the Chairman of the Board, holding that the Company had performed its obligation to remunerate the shareholder, 6.3 The shareholders Alliant Energy Holdings do Brasil Ltda., Victor Adler, Carlos Eduardo Ferreira Correa, Pedro Paulo de Souza, Rosane Moraes Coutinho de Oliveira, Antonia Cliucy Pires Chaves and The Latin America Energy and Electricity Fund I, L.P., submitted protests (Docs. 02, 06 e 09), to the Board, against the Chairman's decision not to grant voting entitlements to preferred shareholders. 6.4 The shareholder Alliant Energy Holdings do Brasil Ltda., submitted protests (Docs. 03 and 10) concerning the convening of the board and the election of the Board's Chairman and secretary. 6.5 The shareholders Alliant Energy Holdings do Brasil Ltda. and Victor Adler, submitted protests (Docs. 04 and 07) concerning the non-provision of the list of Company shareholders. 6.6 Director Marcelo Antônio Gonçalves de Souza submitted a protest (Doc. 11) against the Chairman's decision not to allow him to read out to this Meeting his dissident vote cast at the Audit Committee Meeting, held on March, 29, 2004. This request was reconsidered by the Chairman of the Board, in light of the provisions of art. 164, sole paragraph of Law 6.404/76, and the dissident vote was then read out. 6.7 The Bank of New York, the depositary institution of 7,347,350,000 ordinary shares in American Depositary Receipts, submitted a proxy, concerning the representation of (i) 6,099,390,000 ordinary shares, with votes against items "a", "b" and "d" on the agenda, resolved in items 5.2 and 5.6 above and instructions on the election of the members of the Board of Directors, (ii) 1,247,960,000 ordinary shares, with votes in favor of items "a", "b", "c" and "d", resolved in items 5.2, 5.3, 5.4, 5.5 and 5.6 above; which was authenticated by the board and filed at the Company as Doc. 24, registering the protest submitted by The Latin America Energy and Electricity Fund I, L.P against the non-computation of the preferred shares deposited as ADR (doc. 26). 7. Approval and Meeting Closed: With no further business to attend to, these minutes were written up, read, approved and signed by the members of the board and by the shareholders representing the majority necessary to perform the resolutions taken by this Meeting. Cataguases, April, 30, 2004. 8. Shareholders in attendance: GIPAR S/A, represented by attorney-in-fact Paulo Cezar Aragão, ITACATU S/A, represented by attorney-in-fact Paulo Cezar Aragão, MULTISETOR – COMÉRCIO INDÚSTRIA E PARTICIPAÇÕES LTDA., represented by attorney-in-fact Paulo Cezar Aragão, MONDOCARA S/A, represented by attorney-in-fact Paulo Cezar Aragão; ALLIANT ENERGY HOLDINGS DO BRASIL LTDA., represented by Márcio Tadeu G. Nunes; BANK OF NEW YORK, represented by Banco Itaú S/A; FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS, represented by Leonardo Perseu da S. Costa; IVAN MÜLLER BOTELHO; RICARDO PEREZ BOTELHO; MAURÍCIO PEREZ BOTELHO; MANOEL OTONI NEIVA, represented by attorney-in-fact Carlos Aurélio Martins Pimentel; JOSÉ ANTÔNIO DA SILVA MARQUES, represented by attorney-in-fact Carlos Aurélio Martins Pimentel; ADRIANA BOTELHO BASTOS ZAVERUSCHA, represented by attorney-in-fact Carlos Aurélio Martins Pimentel;

ANDRÉ LUIZ BOTELHO BASTOS, represented by attorney-in-fact Carlos Aurélio Martins Pimentel; FRANCISCO EDUARDO MÜLLER BOTELHO, represented by attorney-in-fact Carlos Aurélio Martins Pimentel; GILBERTO MÜLLER BOTELHO, represented by attorney-in-fact Carlos Aurélio Martins Pimentel; MÔNICA PEREZ BOTELHO, represented by attorney-in-fact Carlos Aurélio Martins Pimentel; PAULO CÉSAR BOTELHO BASTOS, represented by attorney-in-fact Carlos Aurélio Martins Pimentel; STELLA PEREZ BOTELHO, represented by attorney-in-fact Carlos Aurélio Martins Pimentel; PEDRO AUGUSTO BOTELHO BASTOS, represented by attorney-in-fact Carlos Aurélio Martins Pimentel; VICTOR ADLER, represented by Jaques Márcio Wurman; CARLOS EDUARDO FERREIRA CORREA, represented by Jaques Márcio Wurman; PEDRO PAULO DE SOUZA, represented by Jaques Márcio Wurman; ROSANE MORAES COUTINHO DE OLIVEIRA, represented by Jaques Márcio Wurman; ANTONIA CLIUCY PIRES CHAVES, represented by Jaques Márcio Wurman; BERNARDO LEAL COSTA, represented by Felipe Rodrigues Chaid; ISABEL LOBATO BORGES LEAL, represented by Felipe Rodrigues Chaid; HELENA CECÍLIA LEAL COSTA, represented by Felipe Rodrigues Chaid; JOAQUIM TAVARES DE PAIVA MUNIZ; THE LATIN AMERICA ENERGY AND ELECTRICITY FUND I, L.P., represented by Joaquim Tavares de Paiva Muniz. 9. Also signed by: Paulo Cezar Aragão, Chairman, Evandro Ramos Lourenço, Secretary, MAURÍCIO PEREZ BOTELHO, Administrative, Financial and Investor Relations Officer, IARA PASIAN, representing independent auditors Deloitte Touche Tohmatsu; ANTONIO CARLOS BRANDÃO DE SOUSA, representing independent auditors Deloitte Touche Tohmatsu; RENATO ANET, Audit Director, WILSON DE BARROS, Audit Director; MARCELO ANTÔNIO GONÇALVES SOUZA, Audit Director.

Cataguases, April, 30, 2004.

Mauricio Perez Botelho
Investor Relations Director